1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Christopher Bornhorst cbornhorst@torys.com P. 212.880.6047

December 26, 2017

VIA EDGAR

Lyn Shenk
Branch Chief

Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-3561
Mail Stop 3561

Re:                             Brookfield Infrastructure Partners L.P.

Form 20-F for the Year Ended December 31, 2016

Filed: March 7, 2017

File No. 001-33632

Dear Mr. Shenk:

This letter confirms our conversation with the staff on December 26, 2017, in which I acknowledged receipt of the Staff’s letter dated December 26, 2017 in connection with Brookfield Infrastructure Partners L.P.’s (the “Partnership”) annual report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2017. In that conversation, we requested on behalf of the Partnership an extension to respond to the letter by January 22, 2018, and the Staff granted that request.

If you have any questions regarding this letter, please contact me at (212) 880-6047.

Yours truly,

/s/ Christopher Bornhorst
Christopher Bornhorst

CB